Exhibit 4.5

DASEKE, INC.

RESTRICTED STOCK UNIT AWARD AGREEMENT

This RESTRICTED STOCK UNIT AWARD AGREEMENT (this “Agreement”) is made as of September 22, 2022, between Daseke, Inc. (the “Company”) and Aaron Coley (the “Participant”). The grant of the restricted stock units (the “RSUs”) under Section 1 hereof is intended to qualify as an “employment inducement grant” under NASDAQ Listing Rule 5635(c)(4). The RSUs are being granted outside of the Company’s 2017 Omnibus Incentive Plan, as amended and restated (the “Plan”), but shall be subject to certain terms and conditions of the Plan as specified herein. Capitalized terms used herein but not defined shall have the meanings set forth in the Plan. For purposes of this Agreement, the “Grant Date” shall be October 28, 2022, the effective date of that certain Employment Agreement, between the Company and the Participant (the “Employment Agreement”), subject to and conditioned upon the Participant’s commencement of employment with the Company on the Grant Date.

Section 1.     Restricted Stock Units (RSUs).

(a)            Grant. Subject to the terms and conditions set forth in this Agreement, the Company hereby grants to the Participant, as of the Grant Date, 45,714 time-based RSUs, subject to such vesting, transfer and other restrictions and conditions as set forth in this Agreement (the “Award”). Each RSU represents the right to receive one Share, subject to the terms and conditions set forth in this Agreement.

(b)            Plan. The Award is granted outside of the Plan; provided, however, that this Agreement shall be administered by the Committee and is otherwise subject in all respects to the following terms and provisions of the Plan: Section 1; Section 2; Section 3; Section 4(b); Section 4(d); Section 8; Section 12; Section 13; Section 14; Section 15; Section 16; and Section 17, all of which terms and provisions are incorporated herein by reference as a part of this Agreement. In the event of any conflict between the terms of this Agreement and the Plan, this Agreement shall control.

Section 2.     Vesting Requirements.

(a)            Generally. Except as otherwise provided herein, the Award shall vest as follows subject to the Participant’s continuous service or employment with the Company or an Affiliate (“Service”) from the Grant Date through the applicable vesting date (each, a “Vesting Date”): 33.33% of the RSUs shall vest on March 1, 2024, 33.33% of the RSUs shall vest on March 1, 2025, and 33.34% of the RSUs shall vest on March 1, 2026; provided, however, that if the number of RSUs that vest on the first or second Vesting Date includes any fractional RSUs, such fractional RSUs shall not vest on such Vesting Date and shall instead vest on the next applicable Vesting Date.

(b)            Change in Control - No Replacement Award. Notwithstanding Section 2(a) hereof, upon the occurrence of a Change in Control, except to the extent that a Replacement Award (as such award is defined and determined under Section 13 of the Plan) is provided to the Participant in connection with the Change in Control to replace or adjust this outstanding Award, one hundred percent (100%) of any then unvested RSUs granted hereunder shall immediately become vested, provided that the Participant remains in continuous Service from the Grant Date through the occurrence of the Change in Control.

(c)            Termination of Service Without Cause; Termination of Service for Good Reason or Termination of Service Due to Death or Disability. Notwithstanding Section 2(a), in the event of the Participant’s termination of Service (x) by the Company without Cause pursuant to the Employment Agreement, (y)  by the Participant for Good Reason pursuant to the Employment Agreement or (z) due to the Participant’s death or Disability ((x), (y) or (z) each, a “Qualifying Termination”), one hundred percent (100%) of any then unvested RSUs granted hereunder shall immediately become vested and settled in accordance with Section 3 hereof; provided that such settlement shall be subject to the Participant’s execution (within the time provided to do so) and non-revocation (within any time provided to do so) of a general release of claims in favor of the Company and continued compliance with all applicable restrictive covenants. For purposes of this Agreement, “Cause” and “Good Reason” shall have the meaning set forth in the Employment Agreement.

(d)            Other Terminations of Service. Upon the occurrence of a termination of the Participant’s Service for any reason other than as contemplated by Section 2(c) hereof, all outstanding and unvested RSUs shall immediately be forfeited and cancelled, and the Participant shall not be entitled to any compensation or other amount with respect thereto. Notwithstanding anything to the contrary herein, upon a termination of the Participant’s Service for Cause, all RSUs, whether vested or unvested, shall immediately be forfeited and cancelled, and the Participant shall not be entitled to any compensation or other amount with respect thereto.

(e)            Restrictive Covenants.

(i)            The Participant hereby acknowledges and agrees that the grant of this Award further aligns the Participant’s interests with the Company’s long-term business interests, and as a condition to the Company’s willingness to enter into this Agreement, the Participant agrees to abide by the restrictive covenants contained in the Employment Agreement and any other agreement between the Company and the Participant (collectively, the “Restrictive Covenants”), which Restrictive Covenants are hereby incorporated by reference as if fully set forth herein.  The Participant hereby acknowledges and agrees that the Restrictive Covenants are reasonable and enforceable in all respects.  By accepting this Award, the Participant agrees to be bound, and promises to abide, by the Restrictive Covenants and expressly acknowledges and affirms that this Award would not be granted to the Participant if the Participant had not agreed to be bound by such provisions.

(ii)            Notwithstanding any provision in this Agreement or the Plan to the contrary, in the event the Committee determines that the Participant has failed to abide by any of the Restrictive Covenants, then, in addition to and without limiting the remedies set forth in the Employment Agreement or any other applicable agreement:

(1)            All RSUs that have not been settled as of the date of such determination (and all rights arising from such RSUs and from being a holder thereof) will terminate automatically without any further action by the Company and will be forfeited without further notice and at no cost to the Company.

(2)            The Participant shall, within thirty (30) days following the Participant’s receipt of a written notice from the Company, pay to the Company a cash amount equal to the Fair Market Value of any Shares previously received by the Participant pursuant to this Award as of the date of receipt of such Shares.

Section 3.     Settlement. As soon as reasonably practicable following the Vesting Date, Qualifying Termination, or the occurrence of a Change in Control that does not include the receipt of any Replacement Award by the Participant, as applicable (and in any event within sixty (60) days following the Vesting Date, Qualifying Termination, or the occurrence of the Change in Control that does not include the receipt of any Replacement Award by the Participant, as applicable), any RSUs that become vested and non-forfeitable pursuant to Section 2 hereof shall be paid by the Company delivering to the Participant a number of Shares equal to the number of such RSUs.

Section 4.     Restrictions on Transfer. No RSUs (nor any interest therein) may be sold, assigned, alienated, pledged, attached or otherwise transferred or encumbered by the Participant other than by will or by the laws of descent and distribution, and any such purported sale, assignment, alienation, pledge, attachment, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate; provided that the designation of a beneficiary shall not constitute a sale, assignment, alienation, pledge, attachment, transfer or encumbrance. Notwithstanding the foregoing, at the discretion of the Committee, RSUs may be transferred by the Participant solely to the Participant’s spouse, siblings, parents, children and grandchildren or trusts for the benefit of such persons or partnerships, corporations, limited liability companies or other entities owned solely by such persons, including, but not limited to, trusts for such persons.

Section 5.     Adjustments. The Award shall be subject to adjustment as provided in Section 4(b) of the Plan.

Section 6.     No Right of Continued Service. Nothing in the Plan or this Agreement shall confer upon the Participant any right to continued Service.

Section 7.     Tax Withholding. Unless determined otherwise by the Committee, the Company shall withhold from the Shares to be issued to the Participant pursuant to Section 3 hereof the number of Shares determined at up to the maximum allowable rate in the Participant’s relevant tax jurisdiction on the Shares’ Fair Market Value at the time such determination is made.

Section 8.     No Voting Rights as a Stockholder; Rights to Dividends or Other Distributions. The Participant shall not have any voting privileges of a stockholder of the Company with respect to the Award unless and until Shares underlying the RSUs are delivered to the Participant in accordance with Section 3 hereof.

Section 9.     Clawback. The Award shall be subject to recoupment in accordance with any existing clawback policy or clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions as the Board determines necessary or appropriate, including, but not limited to, a reacquisition right in respect of previously acquired Shares or other cash or property upon the occurrence of Cause. The implementation of any clawback policy shall not be deemed a triggering event for purposes of any definition of “Good Reason” or “constructive termination.”

Section 10.     Amendment and Termination. Subject to Section 12 of the Plan, any amendment to this Agreement shall be in writing and signed by the parties hereto. Notwithstanding the immediately preceding sentence, subject to Section 12 of the Plan, the Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, this Agreement and/or the Award; provided that, subject to Section 12 of the Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially impair the rights of the Participant or any holder or beneficiary of the Award shall not be effective without the written consent of the Participant, holder or beneficiary.

Section 11.     Securities Law Requirements. Notwithstanding any other provision of this Agreement, the Company shall have no liability to make any distribution of Shares under this Agreement unless such delivery or distribution would comply with all applicable laws. In particular, no Shares shall be delivered to a Participant unless, at the time of delivery, the shares qualify for exemption from, or are registered pursuant to, applicable federal and state securities laws.

Section 12.     Construction. The Participant hereby acknowledges that a copy of the Plan has been delivered to the Participant and accepts the Award hereunder subject to all terms and provisions of this Agreement. The construction of and decisions under this Agreement are vested in the Committee, whose determinations shall be final, conclusive and binding upon the Participant.

Section 13.     Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the choice of law principles thereof.

Section 14.     Counterparts. This Agreement may be executed in counterparts (including electronic or portable document format (.pdf) counterparts), each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

Section 15.     Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

Section 16.     Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and thereof.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the Grant Date.

DASEKE, INC.

By:	/s/ Jonathan Shepko
Name:	Jonathan Shepko
Title:	Chief Executive Officer

PARTICIPANT

/s/ Aaron Coley	9/23/2022
Participant’s Signature	Date

Name: Aaron Coley

Address:

Signature Page to
Restricted Stock Unit Award Agreement